Exhibit 99.1
Agria to Acquire Rights to Two Proprietary Corn Seeds
Beijing, China — June 11, 2008 — Agria Corporation (NYSE: GRO) (the “Company” or “Agria”), an innovative China-based agri-solutions provider, today announced that it has acquired the production and sales rights to two proprietary corn seeds from NKY Company (“NKY”), a Beijing-based, privately held company. The financial terms of the acquisition were not disclosed.
The proprietary seeds, JKN2000 and JKN120, were originally developed by the Beijing Academy of Agricultural Services (“BAAS”), which sold the rights to NKY in September 2007. The seeds, categorized as a type of fresh sticky corn seed, were developed for human rather than animal consumption. .
Fresh corn is a relatively new and rapidly- growing market in China because of its nutrition, taste and ease of digestibility. End products are primarily fresh corn, corn oil, and corn-based drinks and foods, such as corn ham and corn dumplings, for example.
About Agria Corporation
Agria Corporation (NYSE: GRO) is an innovative China-based agri-solutions provider focusing on research and development, production and distribution of three different types of upstream agricultural products. Its diversified portfolio of products comprises corn seeds, sheep breeding and seedlings, including proprietary products developed through its own research and development capability. The company has access to approximately 27,000 acres of farmland in seven provinces and its extensive distribution network provides direct or third party distribution in 14 provinces. For more information about Agria Corporation, please visit www.agriacorp.com.

Contacts:

In China:	In the U.S.:
Matt Feng, Investor Relations	David Pasquale, Senior Vice President
China Tel: 133-1130-0320	U.S. Tel: +914-337-1117
matt.feng@agriacorp.com	david.pasquale@agriacorp.com
Safe Harbor Statement:
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission, including its Form F-1/A filed on November 2, 2007. All information provided in this press release is as of June 11, 2008, unless otherwise stated, and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.